10025618

KJ 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 23 2010
Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53428

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

World Group Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11315 Johns Creek Parkway
(No. and Street)

Duluth, Georgia 30097-1517
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy A. Moate (770) 453-9300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/1

0909-1091662

Oath or Affirmation

I, Kevin Palmer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of World Group Securities, Inc. as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin Palmer
President

Feb. 29 2010
Notary Public
Notary Public, Hall County, Georgia
My Commission Expires June 25, 2010

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

World Group Securities, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2009 and 2008

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
World Group Securities, Inc.

We have audited the accompanying statements of financial condition of World Group Securities, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Group Securities, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2010

0909-1091662

World Group Securities, Inc.

Statements of Financial Condition

	December 31	
	2009	**2008**
Assets		
Cash and cash equivalents	**$ 7,066,429**	$ 2,678,086
Investments, at fair value	**23,915,967**	27,344,111
Accounts receivable	**564,105**	660,717
Deferred income taxes	**1,745,190**	688,395
Recoverable from parent under tax allocation agreement	**2,202,658**	299,921
Prepaid expenses and other assets	**153,284**	155,098
Commissions receivable	**560,921**	1,130,260
Intangible assets, less accumulated amortization (2009: $1,678,619 and 2008: $1,535,292)	**321,381**	464,708
Total assets	**$ 36,529,935**	$ 33,421,296
Liabilities and stockholder's equity		
Liabilities:		
Salaries, benefits, and bonuses payable	**$ 578,880**	$ 978,330
Accounts payable and other accrued expenses	**11,669,933**	2,408,399
Due to affiliates, net	**7,769,578**	4,701,380
Total liabilities	**20,018,391**	8,088,109
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Additional paid-in capital	**5,036,189**	5,034,054
Retained earnings	**11,475,255**	20,299,033
Total stockholder's equity	**16,511,544**	25,333,187
Total liabilities and stockholder's equity	**$ 36,529,935**	$ 33,421,296

See accompanying notes.

World Group Securities, Inc.

Statements of Operations

	Year Ended December 31	
	2009	**2008**
Revenues		
Commission income	**$ 53,689,726**	$ 85,624,429
Other income	**3,061,905**	2,131,604
Total revenues	**56,751,631**	87,756,033
Expenses		
Commissions	**42,829,908**	66,735,241
Employee compensation and related benefit expenses	**5,887,056**	6,700,343
Other operating expenses	**21,731,211**	13,275,410
Total expenses	**70,448,175**	86,710,994
(Loss) income before income taxes	**(13,696,544)**	1,045,039
Income tax expense (benefit)		
Current	**(3,815,971)**	266,927
Deferred	**(1,056,795)**	175,185
	(4,872,766)	442,112
Net (loss) income	**$ (8,823,778)**	$ 602,927

See accompanying notes.

World Group Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2008	$ 100	$ 5,016,040	$ 21,696,106	$ 26,712,246
Capital contribution from parent	–	18,014	–	18,014
Dividend paid to parent	–	–	(2,000,000)	(2,000,000)
Net income	–	–	602,927	602,927
Balance at December 31, 2008	100	5,034,054	20,299,033	25,333,187
Capital contribution from parent	–	**2,135**	–	**2,135**
Net loss	–	–	**(8,823,778)**	**(8,823,778)**
Balance at December 31, 2009	**$ 100**	**$ 5,036,189**	**$ 11,475,255**	**$ 16,511,544**

See accompanying notes.

World Group Securities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2009	**2008**
Operating activities		
Net (loss) income	**$ (8,823,778)**	$ 602,927
Adjustments to reconcile net (loss) income to net cash and cash equivalents provided by operating activities:		
Deferred income taxes	**(1,056,795)**	175,185
Amortization of intangible assets	**143,327**	160,387
Decrease (increase) in trading securities, net of unrealized appreciation/depreciation	**3,428,144**	(913,873)
Changes in operating assets and liabilities:		
Accounts receivable	**96,612**	572,017
Recoverable under tax allocation agreement	**(1,902,737)**	(266,221)
Prepaid expenses and other assets	**1,814**	(84,572)
Commissions receivable	**569,339**	856,170
Due to/from affiliates	**3,068,198**	3,363,383
Salaries, benefits, and bonuses payable	**(399,450)**	(29,482)
Accounts payable and other accrued expenses	**9,261,534**	(1,607,119)
Net cash and cash equivalents provided by operating activities	**4,386,208**	2,828,802
Financing activities		
Capital contribution from parent	**2,135**	18,014
Dividend to parent	**–**	(2,000,000)
Net cash and cash equivalents provided by (used in) financing activities	**2,135**	(1,981,986)
Net increase in cash and cash equivalents	**4,388,343**	846,816
Cash and cash equivalents at beginning of year	**2,678,086**	1,831,270
Cash and cash equivalents at end of year	**$ 7,066,429**	$ 2,678,086
Supplemental cash flow information		
Cash (received) paid during the year for income taxes	**$ (1,911,099)**	$ 515,134

See accompanying notes.

1. Summary of Significant Accounting Policies

World Group Securities, Inc. (the Company) is a wholly owned subsidiary of AEGON Asset Management Services, Inc., which, in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company primarily sells life insurance, annuities, and mutual funds, including products offered by subsidiaries of AEGON USA, LLC (AEGON), an affiliate, and other unaffiliated companies through its licensed registered representatives.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

The Company's investments consist mostly of corporate bonds and are reported at fair value. Fair values for the corporate bonds are determined using the last reported bid price in an active market. Changes in the fair value are recorded as other income in the Statements of Operations and amounted to $914,230 of appreciation and $369,188 of depreciation for the years ended December 31, 2009 and 2008, respectively.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets represent the present value of trail commissions purchased from an unrelated broker-dealer. The intangible asset has been evaluated for impairment in accordance with GAAP guidance. No impairment occurred in 2009 or 2008. The intangible asset is being amortized based on the expected receipt of the related trail commissions, which ends December 31, 2012. Amortization for the years ended December 31, 2009 and 2008, was $143,327 and $160,387, respectively. The estimated amortization expense for the years ended December 31, 2010 through December 31, 2012, are as follows:

2010	$ 128,088
2011	114,474
2012	78,819
	$ 321,381

Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Accounting Guidance

On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) was launched as the single source of authoritative nongovernmental GAAP. Guidance in the Codification is organized by Topic, each representing a collection of related guidance. All guidance contained in the Codification carries an equal level of authority. The Company adopted guidance that establishes the Codification as the source of authoritative GAAP for the period ended December 31, 2009. The adoption required updates to the Company's financial statement disclosures and did not impact the Company's results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards Codification and the *Hierarchy of Generally Accepted Accounting Principles*, a replacement of FASB Statement No. 162.

1. Summary of Significant Accounting Policies (continued)

Effective January 1, 2008, the Company adopted ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's financial statements. This guidance was formerly known as SFAS No. 157, *Fair Value Measurements*. See Note 2 to the financial statements for additional disclosure.

Effective December 31, 2009, the Company adopted ASC 855, *Subsequent Events*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position. This guidance was formerly known as SFAS No. 165, *Subsequent Events*. Management has evaluated the financial statements for subsequent events through February 19, 2010, the date which the financial statements are issued.

Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 presentation.

2. Fair Value Measurements and Fair Value Hierarchy

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

2. Fair Value Measurements and Fair Value Hierarchy (continued)

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.
- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means
- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2009 and 2008:

	December 31, 2009			
	Assets Measured at Fair Value	**Fair Value Hierarchy Level**		
		Level 1	**Level 2**	**Level 3**
Assets				
Cash equivalents[(a)]	$ 26,214	$ –	$ 26,214	$ –
Fixed maturity securities	23,915,967	352,657	23,563,310	–
Total assets	$ 23,942,181	$ 352,657	$ 23,589,524	$ –

2. Fair Value Measurements and Fair Value Hierarchy (continued)

	December 31, 2008			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Cash equivalents[(a)]	$ 26,192	$ –	$ 26,192	$ –
Fixed maturity securities	27,344,111	435,075	26,909,036	–
Total assets	$ 27,370,303	$ 435,075	$ 26,935,228	$ –

(a) Cash equivalents are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables.

3. Income Taxes

Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company received such contributions from AUSA of $2,135 and $18,014 as of December 31, 2009 and 2008, respectively. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2009 and 2008:

	2009	2008
Federal	**$ (4,740,582)**	$ 418,534
State	**(132,184)**	23,578
	$ (4,872,766)	$ 442,112

3. Income Taxes (continued)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

Deferred income taxes arise primarily from differing methods used to account for the amortization of intangible assets, accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes. Deferred income taxes consist of the following at December 31, 2009 and 2008:

	2009	2008
Deferred tax assets	**$ 2,043,678**	$ 766,608
Deferred tax liabilities	**(298,488)**	(78,213)
Net deferred tax assets	**$ 1,745,190**	$ 688,395

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2009 or 2008.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2009 or 2008.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2001.

4. Transactions With Affiliates

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other-investment related activities. Commission revenues include $25,234,433 and $45,553,426 earned during the years ended December 31, 2009 and 2008, respectively, from the sales of life insurance and annuities for affiliated companies.

4. Transactions With Affiliates (continued)

The Company is party to a cost-sharing agreement between AEGON companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AEGON and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $5,329,612 and $8,448,429 for the years ended December 31, 2009 and 2008, respectively.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2009, the Company had net capital of $10,321,950, which was $8,985,763 in excess of its required net capital of $1,336,187. The Company's ratio of aggregate indebtedness to net capital was 1.94 to 1 in 2009. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account titled Special Account for the Exclusive Benefit of Customers (the Special Bank Account). This account had a balance of $223,815 at December 31, 2009. The Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2009, and for the year then ended, under the provisions of Rule 15c3-3(k)(2)(i).

6. Contingencies

In the ordinary course of business, the Company is involved in, and subject to, asserted and unasserted claims from customers and other contingencies. In the opinion of management, adequate provision has been made for any potential losses which may result from these actions.

Supplemental Information

World Group Securities, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2009

Computation of net capital		
Total stockholder's equity		$ 16,511,544
Nonallowable assets and deductions:		
Receivables from noncustomers	$ 5,193,651	
Other assets	321,381	
Total deductions and/or charges		5,515,032
Net capital before haircuts on securities positions		10,996,512
Haircuts on securities		674,562
Net capital		10,321,950
Computation of alternative net capital requirement		
Net capital requirement (minimum)		1,336,187
Excess net capital		$ 8,985,763

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

World Group Securities, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2009

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
World Group Securities, Inc.

In planning and performing our audit of the financial statements of World Group Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2010

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
of World Group Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of World Group Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including a copy of the check and bank statement. There were no findings.

2. Compared the amounts reported on Form X-17A-5 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. There were no findings.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2010

AMENDED

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

World Group Securities, Inc.
Attn: Kevin Palmer
11315 Johns Creek Pkwy
Duluth, GA 30097-1517

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Patty Dodson 770-248-3471

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,044

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (11,751)
1/5/09, 8/18/09, +2/11/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (9,707)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World Group Securities, Inc.
(Name of Corporation, Partnership or other organization)

Patty Dodson
(Authorized Signature)

World Group Securities Controller
(Title)

Dated the 17 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 42,635,555
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	37,265,570
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,007,291
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	1,530,800
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 14,130	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	14,130
Total deductions	41,817,791
2d. SIPC Net Operating Revenues	$ 817,764
2e. General Assessment @ .0025	$ 2,044

(to page 1 but not less than $150 minimum)

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

World Group Securities, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Financial Statements and Supplemental Information

World Group Securities, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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